Exhibit 99.2

September 1, 2014

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) – Immediate Report Regarding Gazit-Globe Conference Call Presentation for 2014 Q2 Financial Results

Below please find a presentation which will be presented at the analysts’ conference call scheduled for September 2, 2014 at 17:00 (Israel time), following the publication of the Company’s financial reports as of June 30, 2014 (the “Financial Reports”).

Pages 4,5,6,7,8,13 contain information which is not included in the Financial Reports. In addition, the information included in the presentation may be presented in a different manner than it is presented in the Financial Reports, including the information provided on page 14 of the presentation which is not presented in the same manner in the Financial Reports, but can be extracted from the data included in the Financial Reports.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Urbanization, Quality, Growth LOCATION LOCATION LOCATION Gazit-Globe - Conference Call Presentation | Q2 2014 Financial Results September 2, 2014
Disclaimer This presentation may include forward-looking statements, including forecasts, evaluations, estimates and other information relating to future events and issues. Forward-looking statements may relate to, among other things, revenues, earnings, cash flows, capital expenditures and other financial items. Forward-looking statements may also relate to our business strategy, goals and expectations concerning our market position, future operations, profitability, liquidity and capital resources. All statements other than statements of historical facts are forward-looking statements and can be identified by the use of forward-looking terminology such as the words "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will" and similar terms and phrases. Any forward-looking information contained in this presentation is based, in addition to existing information of the company, on present company expectations and evaluations regarding future developments and trends and on the interaction of such developments and trends. Although we believe the assumptions upon which any forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. Our business and operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct. Forward-looking statements are based on current expectations and are not guarantees of future performance. Actual results and trends in the future may differ materially from those suggested or implied by any forward-looking statements in this presentation depending on a variety of factors including those described in greater detail in our Periodical and Annual Reports, Registration Statement on Form F-1, Annual Report on Form 20F and in other information we file and furnish with the Israel Securities Authority, the U.S. Securities and Exchange Commission, and the Canadian Securities Administrators, including under the heading "Risk Factors." All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable securities laws, we undertake no obligation to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this presentation. The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Gazit-Globe Ltd. or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Gazit-Globe Ltd.
Roni Soffer President
15% (CHART) 8% FFO Per Share FFO NIS millions NIS (CHART) 22% Based on Q2 2013 FX rates, FFO increased by 22% 15% Based on Q2 2013 FX rates, FFO per share increased by 15% NOI Rental Income NIS millions NIS millions Operational Parameters (5%) (CHART) (4%) 1% (CHART) 1% Q2 2013 ? Q2 2014 Average currencies against NIS (4.4%) 0.4% (9.6%) Based on Q2 2013 FX rates, Q2 2014 rental revenues increased by 1% Based on Q2 2013 FX rates, Q2 2014 NOI increased by 1%
(*) Excluding foreign exchange fluctuation. Resilient Assets with Stable Occupancy (CHART) H1 2014 Same Property NOI Growth (*) Strong Tenant Mix Supermarkets and necessity- driven retailers Organic Growth Regional Breakdown Regional Breakdown (CHART) (CHART) (CHART)
NIS million 4-6/2014 1-6/2014 New properties acquisition 161 734 Development & redevelopment 457 786 Total 618 1,520 Disposals and recycle of capital 878 1,006 (*) Including joint controlled entities Total Investments based on full consolidation (*) External Growth (CHART) 1-6/2014 Investment 1-6/2014 Disposals (CHART) 4-6/2014 Investment (CHART)
ProMed - Recycle Capital Process Hackensack, NJ Manhattan, NY Arlington, VA Philadelphia, PA Boston, MA Miami, FL White Plains, NY Baltimore, MD Properties Sold Remaining Properties YTD 2014 Sale Price $405mm Current IFRS Value $175mm Since 2012 the group recycled capital and sold $582mm(1) of its healthcare assets (1) RSC values calculated based on Gazit % share.

LOCATION
LOCATION
LOCATION

Brazil – Latest Development

GAZIT-GLOBE


Annual Average
Income (5km):
R$ 150,000
Population (5km):
1,075,000

Top Center, GLA: approx. 6,400 Sqm – Cost: R$ 145 M


Annual Average
Income (5km):
R$ 180,000
Population (5km) :
1,200,000

Extra Itaim, GLA: approx. 18,000 Sqm
Market Value: R$ 120 M (70%)


Annual Average
Income (5km):
R$ 82,000
Population (5km):
970,000

Morumbi Town, Development - Future GLA: approx. 30,000 Sqm, Total cost (include land): R$ 333 M

Based on the value of the assets as of June 30, 2014, and the inclusion of the 'Top Center' property and another portion of 'Extra Itaim' , Gazit Brasil owns and operates 6 shopping centers (one under development) with a total GLA of approximately 47,000 square meters, valued at R$ 570 million (USD$ 250M).

With the completion of the Morumbi Town Development (expected in Q1/2016), the total GLA of the Brazil portfolio will be approximately 77,000 square meters, valued at R$ 807 million (USD$ 355M).

8

Gil Kotler Senior Executive VP & Chief Financial Officer
3 months ended June 30 3 months ended June 30 3 months ended June 30 (in NIS million except per share data) 2014 2013 Change % Property rental income 1,226 1,286 (5%) NOI 832 865 (4%) NOI margin 67.9% 67.3% - FFO 163 142 15% FFO per share (NIS) 0.92 0.85 8% The number of shares used in calculating the diluted FFO per share (mm) 176.0 167.5 5% Cash flow from operating activities 270 79 - Fair value gain on investment property 241 222 - Net income attributable to equity holders of the company 146 60 *) - Diluted net income per share attributable to equity holders of the Company (NIS) 0.80 0.34 *) - Financial Results for Q2 2014 *) Restated due to the Dori Group's restatement of its financial reports and retroactively adjusted due to clarification of IFRS standards , refer to note 2F in the financial statements
6 months ended June 30 6 months ended June 30 6 months ended June 30 (in NIS million except per share data) 2014 2013 Change % Property rental income 2,453 2,626 (7%) NOI 1,649 1,748 (8%) NOI margin 67.2% 66.6% - FFO 313 291 8% FFO per share (NIS) 1.78 1.75 2% The number of shares used in calculating the diluted FFO per share (mm) 176.0 166.5 6% Cash flow from operating activities 457 143 - Fair value gain on investment property 266 407 - Net income attributable to equity holders of the company 303 389 *) - Diluted net income per share attributable to equity holders of the Company (NIS) 1.70 2.32 *) - Financial Results for H1 2014 *) Restated due to the Dori Group's restatement of its financial reports and retroactively adjusted due to clarification of IFRS standards , refer to note 2F in the financial statements
(CHART) Liquidity Leverage Access to Capital Markets 12.1 Bonds NIS Billions NIS 3.1 bn at the company and its private subsidiaries 12.2 Liquidity and Financial Strength NIS Billions Unencumbered Pool of Assets NIS Billions Atrium Other consolidated Subsidiaries Atrium Consolidated (CHART) (CHART) (1.7%) (CHART) Equity
Change in fair value (pre-tax, Consolidated) Change in fair value (pre-tax, Consolidated) 3 months ended June 30 3 months ended June 30 2014 2013 109 113 139 148 7 11 (10) (59) (4) 9 241 222 (88) (4) Fair Value of Investment Property (NIS million)
As of June 30 As of June 30 As of December 31 (in NIS million except per share data) 2014 2013 *) 2013 *) Total Assets 68,307 68,648 67,927 Investment Properties & Development 56,107 56,566 56,399 Interest Bearing Liabilities 37,673 38,783 38,167 Total Equity 23,049 22,403 22,353 Shareholder's Equity 7,687 7,809 7,802 Shareholder's Equity Per Share 43.7 44.4 44.4 EPRA NAV per share (*) 56.6 57.0 57.9 Net Debt to Total Assets 53.4% 55.1% 55.1% Average Nominal Interest Rate for the Period 4.6% 4.9% 4.9% Balance Sheet Highlights *) Some of the numbers restated due to the Dori Group's restatement of its financial reports and retroactively adjusted due to clarification of IFRS standards , refer to note 2F in the financial statements
(CHART) Well Staggered Debt Maturities (*) NIS Millions (*) "Expanded Stand Alone Basis", As of June 30, 2014 (CHART) Debt Breakdown NIS 14.0bn Debenture Maturity Schedule
1 HaShalom Rd. Tel Aviv 67892, Israel Tel: +972 3 694 8000, E-mail: IR@GazitGroup.com GOOD THINGS HAPPEN WHEN YOU OWN GOOD REAL ESTATE For More Information: